                Exhibit 4.17

HIBERNIA CORPORATION

RETIREMENT SECURITY PLAN

AMENDMENT

(Full Vesting)

Whereas, Hibernia Corporation, a corporation organized and existing under the laws of the State of Louisiana (the “Company”), maintains the Retirement Security Plan, a plan intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and to be an “employee pension benefit plan” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and to comply with the provisions of ERISA Section 404(c) (the “Plan”);

Whereas, effective as of January 1, 2003 (the “Effective Date”), the Plan was amended to include the safe harbor provisions of Code Section 401(k)(12), including the required vesting provisions thereof;

Whereas, the Committee has now determined that the vesting requirements of Code Section 401(k)(12) shall be extended to all accounts maintained under the Plan as of the Effective Date and such retroactive amendment is not otherwise prohibited under Code Section 411(d)(6);

Now, Therefore, as of the Effective Date, Section 5.1 of the Plan an shall be amended and restated to read in its entirety as follows:

“5.1 Determination of Vested Percentage. As of January 1, 2003, the interest of each Participant in his or her Accounts maintained hereunder shall be fully vested and nonforfeitable. For periods prior to such date, the interest of each Participant in his or her Accounts shall be determined in accordance with the provisions of Article V of the Plan in effect as of December 31, 2002.”

This Amendment has been executed in multiple originals on this day of June, 2005.

Hibernia Corporation, acting through its
Employee Benefit Plans Committee

By: /s/ Michael Zainey

Its: Executive Vice President

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